FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

December 17, 2002

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission file number: 333-12032

MOBILE TELESYSTEMS OJSC
(Exact name of Registrant as specified in its charter)

RUSSIAN FEDERATION
(Jurisdiction of incorporation or organization)

4 Marksistskaya Street, Moscow 109147  Russian Federation
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On December 4, 2002, Mobile TeleSystems OJSC, or MTS, announced that MTS would restate its consolidated financial statements for the year and three months ended December 31, 2001 and the first and second quarters of 2002.

This Form 6-K/A amends the Form 6-K filed by MTS on June 3, 2002 (the "Form 6-K"), which contained our financial statements for the first quarter of 2002 and a press release announcing our financial results for such period.   Certain information contained in both the press release and the financial statement filed as part of the Form 6-K has been affected by the restatement of MTS’ financial statements.  This Form 6-K/A contains our restated financial statements for the first quarter of 2002 and a description of the effect of the restatement on our financial results for such period.

Restatement

MTS has restated its financial statements for the three months ended March 31, 2002 as a result of a review of its financial statements conducted by MTS management.  The restatement primarily relates to the allocation of the purchase price for MTS’ acquisitions of a 51% stake in Kuban GSM CJSC in March 2002, and a reclassification of goodwill to licenses.  As a result of this review, MTS has restated approximately $91 million previously allocated to licenses to property, plant and equipment and other intangible assets.  This reallocation resulted in restatements of property, plant and equipment, licenses, depreciation and amortization expense and certain related items of our balance sheet and statement of operations as of and for the three months ended March 31, 2002.

In addition, effective January 1, 2002 the Company adopted FAS 141, Business Combination and FAS 142, Goodwill and Other Intangible Assets.  As a result, MTS has reclassified $22 million of goodwill relating to its August 1998 acquisition of Rosico CJSC as licenses. This reclassification resulted in a restatement of amortization expenses and deferred taxes for the three months ended March 31, 2002.

The effects of this restatement on financial statements for the three months ended March 31, 2002 were as follows (in thousands except per share amounts):

	As previously reported	Adjustments	As restated
At March 31, 2002:

Property plant and equipment, net	962,005	67,970	1,029,975
Licenses, net	426,033	(69,371)	356,662
Goodwill, net	22,411	(21,878)	533
Other intangible assets, net	84,578	7,658	92,236
Total assets	1,935,533	(15,621)	1,919,912

Deferred connection fees	46,765	(1,141)	45,624
Deferred taxes	107,439	(15,645)	91,794
Minority interest	36,919	3,744	40,663
Retained earnings	506,488	(2,579)	503,909
Total liabilities and shareholders equity	1,935,533	(15,621)	1,919,912

For the three months ended March 31, 2001:

Depreciation and Amortization	41,008	581	41,589
Net operating income	82,500	(581)	81,919
Provision for Income taxes	26,159	(244)	25,915
Minority Interest	3,594	705	4,299
Net income	43,860	(1,042)	42,818

In addition, as a result of the restatement, EBITDA which represents income before provision for income taxes, interest, depreciation and amortization, for the three months ended March 31, 2002 decreased to $116.5 million from the $117.2 originally reported.

MOBILE TELESYSTEMS

CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2001 and MARCH 31, 2002

(Amounts in thousands of U.S. dollars)

	December 31	March 31
	2001	2002 (as restated)
CURRENT ASSETS:
Cash and cash equivalents	$219,629	$46,037
Short-term investments	85,304	165,166
Trade receivables, net	24,258	31,980
Accounts receivable, related parties	2,377	4,907
Inventory, net	26,184	25,874
Prepaid expenses	22,712	24,935
VAT receivable	82,216	113,772
Deferred tax asset	12,040	13,910
Other current assets	8,374	8,749
Total current assets	483,094	435,330

PROPERTY, PLANT AND EQUIPMENT	856,056	1,029,975

OTHER INTANGIBLE ASSETS	84,245	92,236

LICENSES	276,949	356,662

GOODWILL	22,411	533

DEBT ISSUANCE COSTS	3,997	4,251

INVESTMENTS IN AND ADVANCES TO AFFILIATES	740	925

Total assets	$1,727,492	$1,919,912

MOBILE TELESYSTEMS

CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2001 and MARCH 31, 2002

(Amounts in thousands of U.S. dollars)

	December 31	March 31
	2001	2002 (as restated)
CURRENT LIABILITIES:
Accounts payable, related parties	$6,142	$7,489
Trade accounts payable	106,068	69,998
Deferred connection fees	21,419	21,656
Subscriber prepayments and deposits	63,741	79,693
Debt, current portion	18,245	18,425
Promissory Notes, current portion	580	—
Capital lease obligation, current portion	14,401	12,211
Income tax payable	23,078	40,632
Accrued liabilities	51,626	66,834
Other payables	3,357	5,905
Total current liabilities	308,657	322,843

LONG-TERM LIABILITIES:
Notes payable, net of discount	248,976	306,856
Debt, net of current portion	30,150	64,307
Capital lease obligation, net of current portion	7,696	6,340
Promissory notes payable, net of current portion	5,792	1,023
Deferred connection fees, net of current portion	25,993	23,968
Deferred taxes	67,505	91,794
Total long-term liabilities	386,112	494,288

Total liabilities	694,769	817,131

COMMITMENTS AND CONTINGENCIES	—	—

MINORITY INTEREST	14,444	40,663

SHAREHOLDERS’ EQUITY:
Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of March 31, 2002 and December 31, 2001, 345,244,080 of which are in the form of ADS)	50,558	50,558
Treasury stock (9,966,631 common shares at cost)	(10,206)	(10,206)
Additional paid-in capital	555,794	556,145
Shareholder receivable	(38,958)	(38,288)
Retained earnings	461,091	503,909
Total shareholders’ equity	1,018,279	1,062,118
Total liabilities and shareholders’ equity	1,727,492	1,919,912

MOBILE TELESYSTEMS
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2002

(Amounts in thousands of U.S. dollars)

	March 31
	2001	2002 (as restated)
NET REVENUES:
Service revenues, net	$155,315	$228,072
Connection fees	4,146	6,541
Equipment sales	6,842	12,991
	166,303	247,604

COST OF SERVICES AND PRODUCTS
Interconnection and line rental	14,415	23,715
Roaming expenses	13,497	17,116
Cost of equipment	7,299	18,118
	35,211	58,949

OPERATING EXPENSES	30,584	39,846

SALES AND MARKETING EXPENSES	20,770	25,301

DEPRECIATION AND AMORTIZATION	27,304	41,589

Net operating income	52,434	81,919

CURRENCY EXCHANGE AND TRANSLATION LOSSES	624	831

OTHER EXPENSES (INCOME):
Interest income	(3,917)	(3,404)
Interest expenses, net of amounts capitalized	950	9,603
Other expenses	561	1,857
Total other expenses (income), net	(2,406)	8,056

Income before provision for income taxes and minority interest	54,216	73,032

PROVISION FOR INCOME TAXES	23,001	25,915

MINORITY INTEREST	—	4,299

NET INCOME	$31,215	$42,818

Weighted average number of shares outstanding	1,993,326,138	1,983,399,507

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	/s/ Mikhail Smirnov
Name: Mikhail Smirnov
Title: President

Date: December 17, 2002